                                                                      EXHIBIT 15

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


- ----------------------------------------------X
LEON SARFAN,                                  :
                                              :
                                Plaintiff,    :
                                              :
        v.                                    :
                                              : Civil Action No. 14171
E-SYSTEMS, INC., C. ROLAND HADEN,             :
MARTIN R. HOFFMAN, E. GENE KEIFFER,           :
FRANCINE I. NEFF, JAMES A. BITONTI,           :
S. LEE KLING, DAVID R. TACKE,                 :
E. F. BUEHRING, CHARLES A. GABRIEL,           :
A. LOWELL LAWSON, RAYTHEON CO. and            :
RTN ACQUISITION CORPORATION                   :
                                              :
                                Defendants.   :
- ----------------------------------------------X
EDITH CITRON,                                 :
                                              :
                                Plaintiff,    :
                                              :
        v.                                    :
                                              : Civil Action No. 14172
ROLAND HADEN, MARTIN HOFFMAN, GENE            :
KIEFFER, FRANCINE NEFF, JAMES BITONTI,        :
LEE KLING, DAVID TACKE, F. BUEHRING,          :
CHARLES GABRIEL, LOWELL LAWSON,               :
E-SYSTEMS, INC., RAYTHEON CO. and             :
RTN ACQUISITION COMPANY,                      :
                                              :
                                Defendants.   :
- ----------------------------------------------X


                               AMENDED COMPLAINT
                               -----------------

        Plaintiffs, by their attorneys, allege upon information and belief, except with respect to their ownership of E Systems, Inc. ("ESI" or the "Company") common stock, as follows:


                               SUMMARY OF ACTION
                               -----------------

        Plaintiffs bring this action on their own behalf and on behalf of all similarly situated public shareholders of ESI seeking redress for the wrongful conduct of defendants alleged herein including the wrongful actions and inactions by the ESI Board of Directors in connection with the sale of ESI pursuant to materially deficient disclosures and without an adequate process to explore the availability and viability of alternatives to obtain the best transaction reasonably available to ESI shareholders. Plaintiffs seek preliminary and permanent injunctive relief against the wrongful conduct by defendants including wrongful actions and inactions of the ESI Board of Directors, and against consummation of the Tender Offer and Merger Agreement (defined below). Plaintiffs also seek damages resulting from the wrongful conduct alleged herein.


                                    PARTIES
                                    -------

        1.  Plaintiffs are the owners of shares of common stock of defendant
ESI.

        2. E-Systems, Inc. is a Delaware corporation with offices at 6250 LBJ Freeway, P.O. Box 666248, Dallas, Texas 75266-0248. ESI, among other things, designs, develops and integrates sophisticated reconnaissance and surveillance systems, develops and produces a broad range of systems and products for instantaneous communication, and develops and manufactures automatic control products for aircraft. As of September 30, 1994, ESI had approximately 34,033,245 shares of stock outstanding held by over 10,000 shareholders of record.

        3.  Defendant C. Roland Haden is a director of ESI.

        4.  Defendant Martin R. Hoffman is a director of ESI.

        6.  Defendant E. Gene Keiffer is a director of ESI.

        5.  Defendant Francine I. Neff is a director of ESI.

        6.  Defendant James A. Bitonti is a director of ESI.

        7.  Defendant S. Lee Kling is a director of ESI.

        8.  Defendant David R. Tacke is a director of ESI.

        9.  Defendant E. F. Buehring is a director of ESI.

        10. Defendant Charles A. Gabriel is a director ESI.

        11. Defendant A. Lowell Lawson is Chairman, Chief Executive Officer, President and a director of ESI.

        12. The foregoing individuals (collectively the "Director Defendants"), owe fiduciary duties to ESI and its shareholders.

        13. Raytheon Co. ("Raytheon") is a Delaware corporation with executive offices at 141 Spring Street, Lexington, Massachusetts 02173-7899. Raytheon, among other things, designs, develops and manufactures electronic systems and components. As of October 2, 1994, Raytheon had approximately 131,575,000 shares of common stock outstanding.

        14. RTN Acquisition Corporation ("RTN") is a wholly-owned subsidiary of Raytheon which was incorporated under the laws of the State of Delaware on March 28, 1995 to effect the acquisition of ESI. Raytheon and RTN (collectively the "Raytheon Defendants") have knowingly and substantially participated in, and are benefitting from, the breaches of fiduciary duties alleged herein, and therefore are liable as aiders and abettors thereof.

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                           CLASS ACTION ALLEGATIONS
                           ------------------------

        15. Plaintiffs bring this action on their own behalf and as a class action on behalf of all shareholders of defendant ESI (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

        16. This action is properly maintainable as a class action for the following reasons:

                (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of September 30, 1994, there were over 34 million shares of ESI's common stock outstanding owned by over 10,000 shareholders of record scattered throughout the United States.

                (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
                                                   ----- ----

                i. Whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant ESI's public stockholders;

                ii. Whether the ESI Board has engaged in a proper process to ensure maximization of shareholder value;

                iii. Whether the Tender Offer (defined below) is being undertaken pursuant to materially deficient disclosures in

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breach of fiduciary duties owed by the ESI Board of Directors to ESI's public shareholders;

                iv. Whether the Defendant Directors have breached their fiduciary duties owed by them to plaintiffs and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

                v. Whether the Defendant Directors have wrongfully failed to seek a purchaser of ESI at the highest possible price and, instead, have allowed the valuable assets of defendant ESI to be acquired by Raytheon at an unfair and inadequate price;

                vi. Whether plaintiffs and the other members of the Class will be irreparably damaged by the transactions complained of herein; and

                vii. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiffs and the other members of the Class.

        17. Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interest as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

        18. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate

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injunctive relief with respect to the Class as a whole.

        19. The prosecution of separate actions by individual members of the Class could create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.

        20. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation.

        21. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.


                            SUBSTANTIVE ALLEGATIONS
                            -----------------------


                a. Background of the Transaction
                   -----------------------------

        22. By at least late Summer 1994, ESI reportedly was among defense companies persistently mentioned as a possible takeover target. On or about September 30, 1994, ESI adopted a shareholder rights plan entitling shareholders to buy one preferred share for $130 per share in the event of a hostile offer for ESI (the "Rights Plan").

        23. According to the Schedule 14D-9 (defined below), beginning sometime in 1994, ESI consulted with Bear Stearns & Co., Inc. ("Bear Stearns") in connection with considering strategic alternatives. Bear Stearns purportedly performed "an extensive valuation" of ESI and considered numerous potential acquisitions,

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and assisted ESI in adopting the Rights Plan. Purportedly with Bear Stearns'
assistance, ESI approached and was contacted by a "limited number of companies" within the defense industry to discuss their interest in exploring a strategic transaction with ESI. According to the Schedule 14D-9 while these companies expressed a strong appreciation for, and interest in, ESI, for the most part these companies generally indicated that their primary interest was a transaction utilizing the stock. ESI and Bear Stearns purportedly concluded that the use of stock would not yield a "meaningful premium" to ESI shareholders and therefore a substantial possibility existed that any stock for stock transaction would not be completed. This conclusion was apparently based on "comparable price earnings multiples and other factors." According to the Schedule 14D-9, several companies, and ESI, viewed $60 to $65 per ESI share as an appropriate valuation range for ESI but none of the companies were willing to proceed utilizing cash.

        24. In or about the Fall of 1994, Bear Stearns was also engaged by Raytheon to focus on possible acquisitions. Raytheon expressed an interest in ESI, which Bear Stearns discussed with ESI. In late 1994, Bear Stearns provided information to ESI and Raytheon regarding the other, purportedly based upon publicly available information.

               b. ESI Management Wrongfully Commits To Negotiate Exclusively With Raytheon And Commits To Recommend The Sale of ESI At $64 Per Share
                   ---------------------------------------------

        25. Despite the fact that the ESI Board of Directors had not engaged an independent financial advisor and had not engaged in an adequate process to explore the availability and viability of alternatives to obtain the best transaction reasonably available to ESI's public shareholders in the sale of ESI, ESI Management, led by Lawson, apparently agreed to negotiate exclusively with Raytheon as a condition to discussions and negotiations with Raytheon. According to the Schedule 14D-9, Raytheon conditioned its discussions and negotiations with ESI on ESI's commitment not to solicit possible acquisition interest from third parties (the "Exclusive Negotiation Condition"). Moreover, Raytheon advised ESI that Raytheon was unwilling to engage in a bidding contest for ESI.

        26. Nevertheless, on January 10, 1995, Lawson met with Dennis J. Picard, Chairman and Chief Executive Officer of Raytheon, in Boston with Bear Stearns. Lawson indicated that he believed an all cash offer above $60 per share would be required. ESI Management thereafter continued discussions with Raytheon representatives, meeting on January 23, 1995, February 6, 1995 and March 8, 1995.

        27. Still apparently without active and direct involvement of the ESI Board, an adequate process to explore alternatives, or even the engagement of an independent financial advisor, on March 23, 1995, in a meeting with Picard, Lawson committed to recommending a sale of ESI to Raytheon at $64 per share, and secured for himself positions as a Director and Executive Vice President of Raytheon following the Transaction. In addition, Lawson and Picard discussed a termination fee in the event of a third party acquiror of ESI, and the fact that continued discussions between ESI and Raytheon were subject to completion of negotiations on "other matters", further due diligence, a mutually acceptable definitive agreement and approval of ESI's Board of Directors.

        28. Although Bear Stearns apparently attended the meetings between Raytheon and ESI Management, Bear Stearns was not providing independent financial advice to ESI. Indeed, through at least March 23, 1995, Bear Stearns was apparently advising both ESI and Raytheon. According to the Schedule 14D-1 (defined below), Bear Stearns has, from time to time, rendered investment banking services to Raytheon and its affiliates. However, neither ESI Management nor the ESI Board of Directors engaged a separate financial advisor until March 29, 1995, when ESI engaged CS First Boston Corporation ("First Boston"). First Boston had performed services for ESI in the past. In addition, on March 30, 1995, ESI engaged Morgan Stanley & Co., Incorporated ("Morgan Stanley") also as a financial advisor. However, neither First Boston nor Morgan Stanley was requested to solicit, and did not solicit, potential bidders for all or part of ESI.

        29. Moreover, Bear Stearns continued to render financial advisory services to Raytheon, and has been engaged as dealer manager for the Tender Offer (defined below). According to the

Schedule 14D-1 (defined below), Bear Stearns is acting as dealer manager in connection with the Tender Offer and as financial advisor to the Raytheon Defendants in connection with the acquisition of ESI; and Raytheon has paid or is obligated to pay Bear Stearns a fee of $5 million and has agreed to pay Bear Stearns additional fees of $5 million upon commencement of the Tender Offer and $4 million upon completion of the acquisition of ESI. Further, although the
Schedule 14D-9 states that Bear Stearns was never "formally engaged" by ESI, on February 24, 1995, ESI paid Bear Stearns $75,000 purportedly "to cover Bear Stearns' extensive work and assistance to date."

        30. Neither the Schedule 14D-9 nor the Schedule 14D-1 contains any evidence that the ESI Board of Directors played an active and direct role in the sale of ESI. Further, the Schedule 14D-1 and Schedule 14D-9 contain no evidence that the ESI Board was advised of or considered any discussions regarding a sale of ESI to Raytheon prior to April 1, 1995. Rather, the ESI Board apparently was presented with the Transaction on Saturday, April 1, 1995, and approved the Transaction the following day on Sunday, April 2, 1995. Further, the analysis, presentations and opinions of First Boston and Morgan Stanley apparently were rendered after, at most, a mere four to five days of involvement following their engagement.

        31. Despite the foregoing and apparently having been advised that there had been no solicitation of possible acquisition interest from others subsequent to acceptance of the Exclusive Negotiation Condition, the Board approved and adopted the Agreement and Plan of Merger, dated as of April 2, 1995, by and among E Systems, Inc., RTN Acquisition Corporation and Raytheon Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that Raytheon will use its best efforts and take all reasonable steps to cause Lawson to be appointed a director of Raytheon for a term expiring in 1998; that the Raytheon Defendants have agreed to authorization of amendments to Lawson's employment contract to entitle him to serve as Chief Executive Officer of the surviving corporation for a period of 3 years; that approximately 20 "key executives" ESI will receive consideration in connection with the grant of stock options by Raytheon in July 1995; that the Transaction will not trigger ESI's Rights Plan and that ESI's Board will redeem the rights thereunder prior to RTN's acceptance of shares under the Tender Offer (defined below), and the ESI Board will not otherwise redeem such rights or amend or terminate the Rights Plan unless a court so orders, the ESI Board determines by majority vote that the failure to do so could be a breach of fiduciary duty or the Merger Agreement is terminated; that ESI may not solicit, facilitate or encourage third party interest in acquiring ESI unless an unsolicited written proposal is made and the Board determines by majority vote, after consultation with its financial advisors and outside legal counsel, that failing to explore such interests would create a reasonable possibility of a breach of the Board's fiduciary duties (the "No Shop Provision"); and that Raytheon is entitled to a $75 million termination fee plus up to another $20 million in expenses if ESI accepts a competing transaction (the "Termination Fee").

        32. On April 3, 1995, Raytheon and ESI announced they had entered into the Merger Agreement pursuant to which Raytheon will acquire ESI for $64 cash per share, or an aggregate $2.3 billion, and that the first step tender offer would commence on April 3, 1995.

               c.  The Tender Offer Is Commenced Pursuant To
                   Materially Deficient Disclosures
                   -----------------------------------------

        33. Pursuant to the Merger Agreement, on April 3, 1995, RTN commenced an offer to purchase for cash all outstanding shares of common stock of ESI at $64 per share ("the Tender Offer"). The Tender Offer is scheduled to expire Friday, April 28, 1995 at midnight, unless extended. In connection with the Tender Offer, the Raytheon Defendants disseminated the Schedule 14D-1 and Offer to Purchase (collectively "the Schedule 14D-1"). Also, on April 3, 1995, ESI and the ESI Board of Directors disseminated the Schedule 14D-9 recommending acceptance of the transaction by ESI stockholders. However, as set forth below, the Schedule 14D-9 is materially deficient, in violation of fiduciary duties owed by the ESI Board of Directors to ESI's public shareholders.

        34. The Schedule 14D-9 states that at the April 2, 1995 meetings of the ESI Board of Directors, First Boston and Morgan Stanley made presentations to the Board "relating to financial considerations with respect to the Merger," and "delivered their opinions as to the fairness, from a financial point of view, of the $64 per Share cash consideration in the Offer and Merger." Further, the
Schedule 14D-9 states that the First Boston and Morgan

Stanley presentations were among the factors considered by the Board in approving and recommending the Transaction. However, the Schedule 14D-9 does not disclose the range of values for ESI shares or the analyses by First Boston or Morgan Stanley underlying their fairness opinions, such as any discounted cash flow analysis, comparable acquisition analysis or comparable public traded companies analysis.

        35. The Schedule 14D-9 also states that Bear Stearns performed "an extensive valuation" of ESI. However, the Schedule 14D-9 discloses neither the valuation nor the underlying analysis.

        36. The Schedule 14D-9 states that ESI approached and was contacted by a "limited number of companies" within the defense industry to discuss their interest in exploring a strategic transaction with ESI, that for the most part these companies generally indicated that their primary interest was a transaction utilizing stock, that in discussing a possible cash transaction several companies concurred with ESI that $60-$65 per share was an appropriate valuation range for the Company but that none of these companies were willing to proceed utilizing cash. The Schedule 14D-9 adds that given comparable price earnings multiples and other factors, the use of stock would not yield a "meaningful premium" to the Company's stockholders and, accordingly, that a substantial possibility existed that any such stock for stock business combination would not be completed. However, the Schedule 14D-9 fails to disclose the number of companies approached by ESI or Bear Stearns on behalf of ESI, the number of companies which contacted

ESI or Bear Stearns on behalf of ESI or the terms or structure of any possible transactions discussed. Moreover, the Schedule 14D-9 does not disclose the timing of any of the contacts with other companies, the capacity in which Bear Stearns was acting with respect to ESI in connection with such contacts or whether Bear Stearns was engaged by or otherwise representing Raytheon or any of the "limited number of companies" at the time of or in connection with any such contacts. Nor does the Schedule 14D-9 disclose the "comparable price earnings multiples and other factors" which apparently formed the basis for the conclusion that the use of stock would not yield a "meaningful premium".

        37. Moreover, the Schedule 14D-9 states that beginning in 1994 ESI consulted extensively with Bear Stearns, that in or about the Fall of 1994 Bear Stearns was engaged by Raytheon and that through March 23, 1995 Bear Stearns assisted both ESI and Raytheon. However, the Schedule 14D-9 fails to disclose the terms or nature of ESI's engagement or employment of Bear Stearns, or whether Bear Stearns' work for ESI preceded Raytheon's engagement of Bear Stearns to explore possible acquisitions.

        38. The Schedule 14D-9 states that at the March 23, 1995 meeting between Lawson and Picard, Lawson advised Picard that he would support and recommend a Raytheon transaction at $64 a share, and that Lawson and Picard discussed a termination fee and the fact that continued discussions were subject, among other things, to completion of negotiations on "other matters." However, the
Schedule 14D-9 does not state whether Lawson's $64 offer was unsolicited or in response to an earlier offer or proposal by Raytheon, and does not disclose the substance of any negotiations of terms leading to the $64 price. Moreover, the Schedule 14D-9 fails to disclose the substance of the discussions relating to the termination fee, and does not identify the "other matters" or how they were resolved.

        39. The Schedule 14D-9 states that, among the factors, the ESI Board considered the Exclusive Negotiation Condition and the fact that Raytheon was not willing to engage in a bidding contest for ESI, in approving and recommending the Transaction. The Schedule 14D-9 further states that in determining that the Exclusive Negotiation Condition was an "appropriate course of action" the Board considered, among other things, "the uncertainties and potential adverse impact that a 'public' auction of the Company could have on the business, employees and prospects of the Company, including its relationships with customers and other third parties." However, the Schedule 14D-9 fails to disclose when the Exclusive Negotiation Condition was imposed and who from ESI accepted the condition, when the ESI Board first learned of or considered the condition, whether the ESI Board ever authorized the condition or the specific factual basis for the Board's conclusion with respect to the condition and underlying considerations.

        40. The Schedule 14D-9 states that at the April 1, 1995 meeting, the ESI Directors discussed "their views of the Merger and alternatives for the Company." However, the Schedule 14D-9 does not state the substance of the directors' "views" or identify the "alternatives" discussed for the Company.

        41. The Schedule 14D-9 states that one of the factors considered by the Board in approving and recommending the Transaction was the Board's familiarity with the business, results of operations, properties, financial condition of the Company and the nature of the defense industry, based, in part, upon presentations by management of the Company, both at the meetings on April 1 and April 2, 1995, and their prior Board meetings, including the prospects if the Company were to remain independent, and the presentations of First Boston and Morgan Stanley on April 2, 1995. However, the Schedule 14D-9 does not disclose the facts presented by management at the April 1 or April 2 meetings or any "prior board meetings". Nor does the Schedule 14D-9 even identify any prior Board meeting at which the ESI Board considered any alternative including any transaction with Raytheon. Moreover, the Schedule 14D-9 does not disclose "the prospects of the Company if it were to remain independent."

        42. The Schedule 14D-9 states that among other factors considered in approving and recommending the Transaction, the ESI Board considered the effect of recent mergers and consolidations in the defense industry on the competitive balance in the industry. However, the Schedule 14D-9 does not identify the "effect" or the Board's conclusions with respect thereto.

        43. In accordance with the foregoing, the proposed Transaction is wrongful, unfair and harmful to ESI's public stockholders, and is being undertaken pursuant to materially deficient disclosures. The proposed Transaction will deny plaintiffs and other Class members their rights to share fairly in the true value of the Company's assets and future growth in profits and earnings, while instead usurping the same for the benefit of defendant Raytheon.

        44. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of ESI and put certain of defendants' own personal interests and the interests of defendant Raytheon ahead of the interests of the ESI public shareholders.

        45. The Director Defendants, in violation of fiduciary duties to ESI's public shareholders, apparently failed to (1) undertake an adequate evaluation of ESI's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance ESI's value and/or attractiveness as a merger/acquisition candidate; (3) effectively expose ESI to the marketplace in an effort to create an active and open auction for ESI; (4) play an active and direct role in the sale of ESI including the exploration of alternatives to obtain the best transaction reasonably available to ESI's shareholders; or (5) disseminate completely all material information in connection with the Transaction. Instead, defendants have agreed to a sale of ESI to Raytheon and have included the No Shop Provision and the Termination Fee, and have commenced the Tender Offer pursuant to materially deficient disclosures.

        46. While the Director Defendants of ESI should continue to seek out other possible purchasers of the assets of ESI or its stock in a manner designed to obtain the best transaction reasonably available for ESI's shareholders, or seek to enhance the value of ESI for all its current shareholders, they have instead resolved to wrongfully allow Raytheon to obtain the valuable assets of ESI at a price which unfairly and disproportionately benefits Raytheon.

        47. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to ESI's public shareholders. These maneuvers by the defendants will deny members of the Class their right to share fairly in the true value of ESI's assets, future earnings and businesses.

        48. In contemplating, planning and/or effecting the foregoing specified acts and in pursuing and timing the Transaction, defendants are not acting in good faith toward plaintiffs and the Class, and defendants have breached, and are breaching, their fiduciary duties to plaintiffs and the Class.

        49. Because the Defendant Directors (and those acting in concert with them) dominate and control the business and corporate affairs of ESI and because they are in possession of private corporate information concerning ESI's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of ESI which makes it inherently unfair to ESI' public shareholders.

        50. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to ESI and their public shareholders.

        51. As a result of the actions of the defendants, plaintiffs and the Class have been and will be damaged deprived of a sale price arrived at as a product of an adequate process to maximize shareholder value.

        52. Unless enjoined by this Court, the wrongful conduct of Defendants will continue, all to the irreparable harm of the Class.

        53.  Plaintiffs have no adequate remedy at law.

        WHEREFORE, plaintiffs demand judgment as follows:

                a. Declaring that this action may be maintained as a class action;

                b. Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiffs and the other members of the Class;

                c. Enjoining preliminarily and permanently the defendants from taking any steps necessary to effect the proposed Transaction without an adequate process to maximize shareholder value, and enjoining any improper device which impedes maximization of shareholder value;

                d. Ordering the Director Defendants and ESI to disseminate completely all material facts to enable ESI shareholders to make an informed decision whether to accept the

Transaction;

                e. Requiring defendants to compensate plaintiffs and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;

                f. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

                g. Granting such other and further relief as may be just and proper.

Dated: April 5, 1995                   CHIMICLES, JACOBSEN & TIKELLIS


                                       /s/ Robert J. Kriner, Jr.
                                       ------------------------------
                                       Pamela S. Tikellis
                                       James C. Strum
                                       Robert J. Kriner, Jr.
                                       One Rodney Square
                                       P.O. Box 1035
                                       Wilmington, DE  19899
                                       (302) 656-2500

                                       ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.


                                       /s/ Joseph A. Rosenthal
                                       ------------------------------
                                       Joseph A. Rosenthal
                                       Suite 214
                                       First Federal Plaza
                                       Post Office Box 1070
                                       Wilmington, Delaware  19801

                                       Attorneys for Plaintiffs

OF COUNSEL:

WOLF HALDENSTEIN ADLER FREEMAN
  & HERZ, LLP
Jeffery G. Smith, Esquire
270 Madison Avenue, 9th Floor
New York, New York  10016

ABBEY & ELLIS
212 East 39th Street
New York, New York  10016